EXHIBIT 99.1

GOLD STANDARD REPORTS POSITIVE INFILL DRILLING RESULTS AT THE PINION OXIDE GOLD DEPOSIT, CARLIN TREND, NEVADA

Drilling to begin at the new Jasperoid Wash deposit in late April

April 17, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported on the status of the 2018 infill drilling program at the Pinion oxide gold deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. Two reverse-circulation (“RC”) and two core rigs have completed 8,126m of infill drilling in 87 holes (refer to Pinion plan map at the following link - https://goldstandardv.com/lp/Pinion-apr2018-drill-maps/). Results from 22 Pinion holes are summarized below.

This year’s US$25.8 million program includes an estimated 74,800m of RC and core drilling in 381 holes (see February 26, 2018 news release). Infill and development work at Dark Star and Pinion is expected to account for approximately 40,800m of drilling in 296 holes while exploration should add another 34,000m of drilling in 85 holes. Drilling to date and upcoming plans include the following:

•	115 infill and development drill holes, totaling 12,731m, have been completed at the Dark Star and Pinion oxide gold deposits. Of these 115, results for 46 holes have now been released including this news release. Approximately 181 drill holes are yet to be completed as part of the Dark Star and Pinion development program. Geotechnical characterization studies are also underway at Pinion which will help determine pit slopes.

•	A 25 to 30-hole Phase 1 exploration program will begin in late April at Jasperoid Wash where a new deposit was discovered in 2017. Drilling this year will reduce spacings and provide the requisite data for a maiden resource estimate by the end of 2018. Drilling will follow-up last year’s results of 103.7m of 0.56 g including 30.5m of 0.93 g Au/t in JW17-01 (see October 5, 2017 news release); 54.9 m of 0.89 g Au/t including 12.2m of 1.66 g Au/t in JW17-04, 30.5m of 0.73 g Au/t in JW17-08 and 77.7m of 0.48 g Au/t in JW17-10 (see January 11, 2018 news release).

•	On the exploration front, geologic mapping, CSAMT and trenching are now underway at the new Ski Track target, which is along the northwestern extension of the Jasperoid Wash structural corridor. RC scout drilling has also begun on a new exploration target west of Dixie.

Jonathan Awde, CEO and Director of Gold Standard commented: “Infill drilling is once again confirming the conservative nature of our Pinion and Dark Star resource estimates. A number of holes have either reported higher than expected grades, deeper intercepts that were not in the original model, converted waste to resources or found lateral extensions beyond the known resource limits. Attention now shifts to our exploration program at Jasperoid Wash where we believe we have a strong possibility of reporting a significant addition to our resource package.”

Key Highlights from Pinion:

•	In the Pinion Main Zone, PR18-03 intersected 19.8m of 2.43 g Au/t, including 12.2m of 3.53 g Au/t. This near-surface, oxide intercept is higher-grade than predicted by the resource model.

•	On the west side of Pinion, PR18-11 intersected 21.3m of 0.72 g Au/t and PR18-30 intersected 10.7m of 0.89 g Au/t. These positive results extend shallow oxide mineralization to the west, and in the case of PR18-30, convert waste blocks to mineralized blocks in the resource block model.

•	On the south side of Pinion, PR18-14 intersected 33.5m of 0.83 g Au/t, including 6.1m of 2.68 g Au/t. The results confirm the resource block model and indicate that gold mineralization extends below the current resource model.

•	Pinion deposit leach columns, evaluating high pressure grind roll (“HPGR”) leach kinetics, are in progress. HPGR processing is expected to have an economic benefit compared to conventional crushing. Once complete, HPGR results for Pinion and Dark Star will be incorporated into the PEA which is scheduled for completion during the second half of 2018.

Pinion drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PR18-01	RC	090	-75	82.3	44.2-54.9	10.7	0.49
PR18-02	RC	090	-60	70.1	48.7-51.8	3.1	0.15
PR18-03	RC		-90	67.1	1.5-21.3	19.8	2.43
Including					1.5-13.7	12.2	3.53
					59.5-67.1	7.6	0.34
PR18-04	RC		-90	51.8	18.3-27.4	9.1	0.17
PR18-05	RC		-90	93.0	53.4-68.6	15.2	0.79
Including					53.4-58.0	4.6	1.07
					83.8-85.3	1.5	0.17
PR18-06	RC		-90	94.5	51.8-71.6	19.8	1.47
Including					62.5-71.6	9.1	2.19
PR18-07	RC		-90	73.2	39.6-60.9	21.3	0.33
PR18-08	RC	090	-66	99.1	47.2-70.1	22.9	0.47
					89.9-91.4	1.5	0.28
PR18-09	RC		-90	64.0	0-1.5	1.5	0.15
					29.0-42.7	13.7	0.37
PR18-10	RC		-90	83.8	44.2-56.4	12.2	0.47
PR18-11	RC		-90	68.6	25.9-47.2	21.3	0.72
PR18-12	RC		-90	45.7	1.5-21.3	19.8	0.42
Including					7.6-12.2	4.6	1.24
PR18-13	RC	090	-75	161.5	120.4-161.6	41.2	0.43
Including					135.6-138.7	3.1	1.04
PR18-14	RC	270	-78	146.3	112.8-146.3	33.5	0.83
Including					134.1-140.2	6.1	2.68
PR18-15	RC		-90	140.2	93.0-131.1	38.1	0.50
PR18-16	RC	090	-76	152.4	102.1-129.5	27.4	0.47
PR18-21	RC	090	-71	100.6	44.2-62.5	18.3	0.44
PR18-23	RC	090	-83	152.4	68.6-77.7	9.1	0.40
					89.9-132.6	42.7	0.27
					144.8-146.3	1.5	0.18
PR18-24	RC		-90	128.0	73.1-108.2	35.1	0.55
					120.4-121.9	1.5	0.15
PR18-25	RC	090	-81	160.0	65.5-88.4	22.9	0.43
					93.0-126.5	33.5	0.38
					141.7-144.8	3.1	0.24
PR18-28	RC		-90	85.3	56.4-64.0	7.6	0.32
PR18-30	RC		-90	68.6	1.5-3.0	1.5	0.15
					38.1-48.8	10.7	0.89
					54.9-56.4	1.5	0.18

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s Senior Development Geologist stated: “The Pinion development program is designed to infill drill spacing to 30m in the potential minable portions of the gold mineralization and expand the footprint to the west where mineralization comes to surface. Results to date have generally met or exceeded the model expectations, with some areas of higher-grade (PR18-03) and some areas of higher AuCN ratios (80-90%) than currently modeled. These upgrades can have a positive impact to the PEA currently in progress on the project.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com